UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HURCO COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Indiana	000-09143	35-1150732
(State or other	(Commission	(IRS Employer
jurisdiction of	File Number)	Identification No.)
incorporation)

One Technology Way

Indianapolis, IN 46268

(Address of principal executive offices) (Zip Code)

Sonja K. McClelland

Executive Vice President, Treasurer and Chief Financial Officer

(317) 293-5309

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Hurco Companies, Inc. (“Hurco,” the “Company,” “we,” “our,” or “us”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Conflict Mineral Rule”), for the reporting period January 1, 2020 to December 31, 2020. The scope of this report includes all products that we manufacture or contract to manufacture within Hurco’s product portfolio.

We design, manufacture, and sell computerized (i.e., Computer Numeric Control (“CNC”)) machine tools, consisting primarily of vertical machining centers (mills) and turning centers (lathes), to companies in the metal cutting industry through a worldwide sales, service, and distribution network.  Although most of our computer control systems and software products are proprietary, they predominantly use industry standard personal computer components.  Our computer control systems and software products are primarily sold as integral components of our computerized machine tool products.  We also provide machine tool components, automation integration equipment and solutions for job shops, software options, control upgrades, accessories, and replacement parts for our products, as well as customer service and training and support.

We have determined that certain of our products contain columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, that are necessary to the functionality or production of those products (such minerals are referred to herein as “necessary conflict minerals”).

We conducted in good faith a reasonable country of origin inquiry that was reasonably designed to determine whether any necessary conflict minerals contained in our products originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (together with the DRC, the “Covered Countries”), or were from recycled or scrap sources. As part of this inquiry, we conducted a supply chain survey of our direct suppliers using the Conflict Minerals Reporting Template (the “CMRT”) created by the Responsible Minerals Initiative and a customized conflict minerals questionnaire to collect sourcing information related to necessary conflict minerals in our products.

Conflict Minerals Disclosure

With respect to necessary conflict minerals in our products, based on the results of our inquiry, we had reason to believe that such necessary conflict minerals (1) may have originated in the Covered Countries and (2) may not be solely from recycled or scrap sources. Accordingly, we exercised due diligence on the source and chain of custody of such necessary conflict minerals, as described in the Conflict Minerals Report attached as Exhibit 1.01 to this Form SD.

A copy of this Form SD, including the Conflict Minerals Report attached hereto as Exhibit 1.01, is publicly available on our website at https://offer.hurco.com/hurco-companies-inc.-investor-information-nasdaq-hurc?utm_source=Website&utm_medium=URL&utm_campaign=investors.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01, the Company is hereby filing its Conflict Minerals Report for the reporting period January 1, 2020 to December 31, 2020 as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD.

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of Hurco Companies, Inc. for Reporting Period January 1, 2020 to December 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 1, 2021

HURCO COMPANIES, INC.

	By:	/s/ Sonja K. McClelland
	Name:	Sonja K. McClelland
	Title:	Executive Vice President, Treasurer, and Chief Financial Officer

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